CORRESPONDENCE

GREIF, INC.
425 Winter Road
Delaware, Ohio 43015

June 13, 2017

Via EDGAR

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 25049

Re:    Greif, Inc.
Form 10-K for Fiscal Year Ended October 31, 2016
Filed December 21, 2016
Forms 8-K Filed December 13, 2016
Form 10-Q for Fiscal Quarter Ended January 31, 2017
Filed March 3, 2017
Form 8-K Filed March 7, 2017
File No. 1‑00566

Ladies and Gentlemen:
This letter is in response to the May 15, 2017 comment letter (the “May 15 comment letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) to Lawrence A. Hilsheimer, Chief Financial Officer of Greif, Inc. (the “Company”), with respect to the subject filings by the Company.
Please note that the Staff granted the Company an extension to June 13, 2017, to respond to the May 15 comment letter.
For convenience, each comment contained in the May 15 comment letter is repeated below (in italics) followed by the Company’s response.
Form 8‑K Filed December 13, 2016
Exhibit 99.1

1.
In the section of fourth quarter highlights, we note your disclosure that income tax expense for the fourth quarter of 2016 increased to $28.3 million, or 81.3%, from $2.6 million, or 23%, for the fourth quarter 2015, due in part to corrections identified through enhanced control procedures executed during the quarter. Please tell us the nature of each correction identified, the respective amount, and the period(s) the corrections the amounts should have been recognized. Please also tell us your consideration of the guidance in ASC 250‑10‑45‑22 through 45‑27 and ASC 250‑10‑50‑7 through 50‑11.

The increase in the Company’s income tax expense for the fourth quarter 2016 compared to the fourth quarter 2015 was due in part to corrections identified through enhanced control procedures executed during the quarter. These enhanced internal control procedures were implemented in response to a material weakness in internal controls over financial reporting related to the design and operating effectiveness of controls over the accounting for international income taxes, including deferred taxes and uncertain tax positions. Management implemented numerous actions to remediate this weakness, including improvement of internal controls for the Company’s non-U.S. subsidiaries related to the timely and accurate calculation and reconciliation of the income tax accounts and the completion and review of return-to-provision reconciliations. Management also hired additional qualified personnel and engaged external tax advisors for the income tax return preparation and tax accounting function. The material weakness was remediated as

United States Securities and Exchange Commission
June 13, 2017

of October 31, 2016. Due to the rigor of the new enhanced control procedures, management identified certain immaterial corrections originating from prior periods. Of the $25.7 million increase in tax expense, $7.0 million was related to corrections identified during the fourth quarter 2016, of which $2.5 million was related to corrections that impacted the 2016 year interim periods and $4.5 million was related to corrections that impacted prior fiscal periods.
The nature of each correction identified, respective amount, and the periods the corrections should have been recognized are as follows:

•
$0.5 million of income tax expense recognized in the fourth quarter 2016 related to the tax impact of mandatorily redeemable non-controlling interest expense of $1.2 million. This correction should have been recognized as income tax expense of $0.3 million and $0.2 million in the first and third quarters of 2016, respectively.

•
$2.0 million of income tax expense recognized in the fourth quarter 2016 related to withholding taxes on intercompany charges. This correction should have been recognized as income tax expense in the third quarter of 2016.

•
$1.6 million of income tax expense recognized in the fourth quarter 2016 related to uncertain tax positions of certain non-U.S. subsidiaries. This correction should have been recognized as income tax expense of $0.7 million in fiscal year 2013, $0.5 million in fiscal year 2014, and $0.4 million in fiscal year 2015.

•
$2.9 million of income tax expense recognized in the fourth quarter of 2016 related to the correction of a deferred tax position of a non-U.S. subsidiary. This correction should have been recognized as income tax expense of $2.9 million during the fourth quarter of 2015.

Management has thoroughly assessed the impact of these corrections using the guidance in SEC Staff Accounting Bulletin Topic 1M, Materiality, and 1N, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements from the perspective of what would be impactful to an investor, including an evaluation of all relevant quantitative and qualitative factors. Management’s analysis also included consideration of ASC 250-10-45-22 through 45-27 and ASC 250‑10‑50‑7 through 50‑11. Management quantitatively considered the errors in both whole dollars and as percentages of key line items in the Company’s financial statements. Management also considered the qualitative factors in SAB Topics 1: M and 1: N in its materiality analysis.
Management concluded that the correction of the out-of-period errors in fourth quarter 2016 did not materially misstate the fourth quarter 2016 results or fiscal year 2016 results based on the following:

•
The cumulative net income impact of all errors affecting fourth quarter 2016 and fiscal year 2016 was $5.0 million and $4.6 million, respectively, which were not quantitatively material. The cumulative pre-tax income impact of all errors affecting the fourth quarter of 2016 and fiscal year 2016 was $1.2 million and $0.1 million, respectively.

•
Two of the tax errors, the $2.0 million withholding tax error and the $0.5 impact of mandatorily redeemable non-controlling interest, were intra-period, and therefore had no impact on the full-year 2016 results.

•	The tax errors had no impact to the Company’s primary operating metrics: operating income; EBITDA; operating working capital; or free cash flow.

•
The total error percentage to net income was 43.7% and 5.7% for fourth quarter 2016 and fiscal year 2016, respectively. Although the error percentage was larger for fourth quarter 2016 compared to fiscal year 2016, the fourth quarter dollar amount was quantitatively immaterial and the fourth quarter error percentage was skewed due to the near break-even results for that quarter. Management further analyzed the qualitative factors below.

United States Securities and Exchange Commission
June 13, 2017

Management also considered the criteria in SAB Topic 1: M and 1: N in analyzing the impact of the errors to the Company’s current and prior period financial statements. The key factors analyzed and management’s conclusions are summarized as follows:

•	The amount was not highly subjective and could be precisely measured and calculated.

•	The misstatement did not mask a change in earnings or other trends.

•	The misstatement did not hide a failure to meet analysts’ consensus expectations for the Company’s business.

•	The misstatement did not change a loss into income or vice versa.

•	The misstatement did not impact any specific segment or portion of the Company’s business that has been identified as playing a significant role in operations or profitability.

•	The misstatement did not affect the Company’s compliance with regulatory requirements.

•	The misstatement did not impact the Company’s compliance with loan covenants or other contractual requirements.

•	The misstatement did not lead to an increase in management compensation or bonuses.

•	The misstatement did not involve unlawful transactions.
Based on all of the quantitative and qualitative factors, management has concluded that no prior period financial statements were materially misstated and that correcting the errors in fourth quarter 2016 did not materially misstate the results of the fourth quarter 2016 or the annual 2016 results. As the corrections were not material to any impacted period, they were recorded in the fourth quarter of 2016 when identified. As the corrections were determined to not be material, no further disclosures were deemed necessary.
As discussed above, the errors were identified through enhanced control procedures executed during the fourth quarter 2016 and year-end 2016 closing process. As disclosed in Item 9A. Controls and Procedures in the Company’s 2016 Form 10-K, as of October 31, 2016, testing of both the design and operating effectiveness of the new and improved controls was completed, and management concluded at that time that the material weakness in internal controls over financial reporting related to accounting for international income taxes, including deferred taxes and uncertain tax positions, was remediated. The errors described above were evaluated as part of that assessment, and management concluded at that time that the deficiencies in prior control procedures, which did not detect these errors, were remediated as part of the enhanced control procedures and that the enhanced control procedures were operating effectively as of October 31, 2016.
Form 10-Q for Fiscal Quarter Ended January 31, 2017
Financial Statements
Note 11- Income Taxes, page 19

2.	Regarding your revised assertion for unremitted earnings, please address the following:

•	Identify the foreign parent company with the third-party debt that will be repaid from the pre-2017 undistributed earnings, including the country the earnings will be remitted.
The Company’s non-U.S. subsidiary with the third-party debt is Greif Luxembourg Holding Sarl, a company organized under the laws of Luxembourg (the “Luxembourg Company”). Earnings will be remitted to the Luxembourg Company from its subsidiaries organized in the following countries: Algeria; Australia; Austria; Belgium; Canada; China; Costa Rica; Czech Republic; Egypt; Germany; Guatemala; Hungary; Israel; Italy; Jamaica; Kenya; Malaysia; Mexico;

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Morocco; Nigeria; Philippines; Portugal; Russia; Saudi Arabia; Singapore; South Africa; Turkey; UK; Ukraine; and Vietnam.

•	Tell us and disclose the amount of debt to be repaid with foreign earnings and the amount of pre-2017 foreign earnings that will be remitted and used to repay the debt.
As of January 31, 2017, the amount of third-party debt was €187.0 million ($200.1 million as of January 31, 2017). As a result of the change in assertion in first quarter 2017 due to the debt refinancing concluded in November 2016, management’s intent is to repay all of this debt with non-U.S. earnings. The amount of pre-2017 non-U.S. earnings that will be remitted to repay this debt is approximately $104.0 million. During the second quarter of 2017, €120.0 million ($130.8 million as of April 30, 2017) of the debt was repaid, utilizing, in part, $104.0 million of pre-2017 earnings that had been distributed during the quarter to Greif International Holding BV (“GIH”). This information will be disclosed in future filings, including the second quarter 2017 Form 10-Q filed on June 8, 2017. The Company's non-U.S. structure is forecasting future profits and has been profitable in past years, and as a result, the remaining debt will be repaid with future earnings and remittances. Management will evaluate the tax implications of future earnings at each reporting period.

•
Tell us the amount remaining to be classified as undistributed for the subsidiaries remitting earnings due to your position that the foreign earnings are indefinitely reinvested. To the extent that the remaining undistributed earnings for these subsidiaries are material, please tell us how you were able to conclude that you continue to meet the exception for recognition of a deferred tax liability in ASC 740- 30-25-17.

Management continues to assert that any earnings at the top tier non-U.S. Luxembourg Company that are not used to repay the debt are permanently reinvested. As of October 31, 2016, the Company had not recognized U.S. deferred income taxes on a cumulative total of $557.0 million of undistributed earnings from its non-U.S. subsidiaries. Withholding taxes have been accrued on the $104.0 million of unremitted earnings from certain non-U.S. subsidiaries, discussed above, which were distributed in the second quarter of 2017 to GIH and used to repay a portion of the third party debt. No U.S. tax has been recorded on any undistributed earnings because no amount of unremitted non-U.S. earnings will be remitted to the U.S.
Management assessed the provisions of ASC 740-30-25-17 and determined the Company continues to meet the exception for recognition of a deferred tax liability based on the following factors:

•
Greif, Inc., the U.S. parent, is forecasting future profits and has been profitable in past years. These profits are utilized to fund parent cash needs, including working capital, capital expenditures and non-operational payments such as interest, dividends, pension and taxes. To the extent profits are not sufficient to fund all of these requirements, Greif, Inc. has access to an $800.0 million revolving credit facility (of which $581.6 million was available as of January 31, 2017), with an option to add up to $550.0 million under such facility, as well a $150.0 million accounts receivable credit facility (of which $48.3 million was available as of January 31, 2017).

•
The non-U.S. subsidiary operating plans include continued investment in the business, which includes additional working capital and capital expenditures to support organic growth within the subsidiaries.

•
The Company’s non-U.S. holding company structure supports the funding needs of its non-U.S. operating affiliates by enabling reinvestment of earnings amongst the Company’s non-U.S. operating companies. The structure provides for distributions to be made by the non-U.S. operating companies to a central non-U.S. holding company. The non-U.S. central holding company may then provide funding to the non-U.S. operating companies through a combination of capital contributions and intercompany loans.

•
The Company has no history of repatriating non-U.S. earnings to meet U.S. cash needs, as its U.S. earnings and access to revolving credit facilities is sufficient to support its U.S. needs. Further, the non-U.S. earnings in the non-U.S. holding company structure, along with access to the $800.0 million revolving credit facility (of which $581.6 million was available as of January 31, 2017) is sufficient to support the Company’s non-U.S. needs.

United States Securities and Exchange Commission
June 13, 2017

Management further considered whether the change in assertion in the first quarter of 2017 with respect to the unremitted earnings of its subsidiaries directly, or indirectly, owned by GIH impacted management’s future ability to assert that earnings are indefinitely reinvested.

•	As discussed above, management has sufficient evidence of a specific plan for reinvestment of non-U.S. earnings in the past which continues to apply to the future.

•
It is clear that the change in the first quarter was the result of a temporary and identifiable event. Specifically, the debt refinancing completed in the first quarter triggered the change in assertion. The change is specific to the Luxembourg Company third-party debt and management’s payment of that debt as part of its overall cash management plans due to the debt refinancing.

•
The debt refinancing in the first quarter was a discrete event that supports the change from the previous plan. The change was specific to repayment of a specific tranche of debt through non-U.S. subsidiaries, triggering withholding taxes only. No amounts will be repatriated to the U.S., consistent with our prior assertion.

Based on these factors, management believes it can continue to assert indefinite reinvestment of non-U.S. earnings.

•	Tell us and disclose the amount of income tax expense recognized for the pre-2017 foreign earnings that will be remitted.
The amount of income tax expense recognized in the first quarter of 2017 for pre-2017 non-U.S. earnings that will be remitted as a result of distributions to the Luxembourg Company was $3.3 million. This amount relates entirely to the estimated withholding taxes on the planned remittance of approximately $104.0 million of non-U.S. earnings, which were distributed in the second quarter of 2017 to GIH and used to repay a portion of the third party debt. This information will be disclosed in future filings, including the second quarter 2017 Form 10-Q filed on June 8, 2017.
The unremitted earnings from lower tier subsidiaries are distributed to a Dutch non-U.S. holding company which will not be subject to non-U.S. income taxes under the Dutch participation exemption. Under the exemption, benefits (such as dividends and capital gains) from an investment in a qualifying shareholding are exempt from corporate income tax. The Dutch non-U.S. holding company distributes the dividends to its parent, the Luxembourg Company. These distributions are also exempt from corporate income tax under Luxembourg law and/or European Union (EU) directives.
Additionally, management has assessed potential U.S. tax implications of distributions within the non-U.S. holding company structure and has determined that the dividend distributions are not subject to U.S. taxation as they are either dividend distributions between disregarded entities or dividend distributions paid by a controlled foreign corporation to a related controlled foreign corporation, which in either case are exempt from taxation under the “look-thru” rule of IRC Section 954(c)(6).

•	Please quantify each factor discussed on page 38 as impacting your effective tax rate for each period presented. Please refer to Item 303(a)(3)(i) of Regulation S-K.
In future filings, including the second quarter 2017 Form 10-Q filed on June 8, 2017, management will quantify each factor discussed as impacting the Company’s income tax expense for each period presented.
Regarding the first quarter of 2017, tax expense was $11.8 million on $19.8 million of pretax income, as compared to the first quarter of 2016, where tax expense was $6.0 million on ($3.9) million of pretax losses. The primary factors impacting the $5.8 million increase in tax expense from 2016 to 2017 were as follows: a $2.0 million decrease due to the mix of income and losses among various jurisdictions, including changes in losses and income from jurisdictions for which a valuation allowance has been provided, as well as the timing of recognition of the related tax expense under ASC 740-270; a $1.9 million decrease due to changes in the measurement of uncertain tax positions netted against releases resulting from audit settlements and expiration of the statute of limitation in several jurisdictions; a $5.0 million increase due to a tax benefit on impairments in 2016 that did not recur in 2017; a $3.3 million increase due to the change

United States Securities and Exchange Commission
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in assertion on unremitted earnings; a $0.9 million increase due to the deferred tax impact of changes in statutory tax rates; and a $0.5 million increase attributable to other immaterial items.
Form 8-K Filed March 7, 2017
Exhibit 99.1

3.
In the section of first quarter highlights, we note your disclosure of the non-GAAP measure, “operating profit margin before special items.” Please expand your disclosure to include the GAAP comparable. See Item 10(e)(l)(i)(a) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

The Company acknowledges the Staff’s comment and confirms that in its future filings that contain non-GAAP financial measures, including Exhibit 99.1 to the Form 8-K filed on June 13, 2017 (and including, to the extent contained in any future filing, “operating profit margin before special items”), the Company will provide with equal or greater prominence the most directly comparable financial measure calculated and presented in accordance with GAAP.

4.
In your GAAP to Non-GAAP reconciliation of net income and class A earnings per share before special items on page 18, please revise your reconciliation to show income taxes as a separate adjustment, and disclose how they were calculated. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

In view of the Staff’s comment, the Company will revise its disclosures in future filings, including Exhibit 99.1 to the Form 8-K filed on June 13, 2017, to show income taxes as a separate adjustment in the GAAP to Non-GAAP reconciliation of net income and class A earnings per share before special items. Additionally, the Company will disclose how the income tax adjustments are calculated.
If you have any further questions or comments, please contact me at your convenience.

Very truly yours,

GREIF, INC.

By    /s/ Lawrence A. Hilsheimer
Lawrence A. Hilsheimer
Executive Vice President and Chief Financial Officer